CBL & ASSOCIATES PROPERTIES, INC.
CBL Center
2030 Hamilton Place Blvd., Suite 500
Chattanooga, Tennessee 37421

April 19, 2012

Mr. Daniel L. Gordon
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-3561

RE:     CBL & Associates Properties, Inc. (herein the “Company” or “CBL”)
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
SEC File No. 001-12494

Dear Mr. Gordon:

In reference to your comment letter of March 22, 2012 and with respect to your review of our Form 10-K for the fiscal year ended December 31, 2011, filed February 29, 2012, this letter sets forth the Company's response to each comment, numbered to correspond to the Staff's letter.
General

1.	Please be advised that we may issue additional comments to your filing after you file your proxy statement on Schedule 14A.

We acknowledge your comment and recognize that you may issue additional comments concerning our definitive proxy statement on Schedule 14A, which was filed on March 26, 2012 (SEC File No. 001-12494).
Form 10-K
Item 2 - Properties
Malls, page 20

2.
Please clarify the criteria for non-stabilized malls. Your disclosure indicates that these are malls that are in their initial lease-up phase and have not been open for three calendar years. However, we note that, as of December 31, 2011, you classify Pearland Town Center as non-stabilized even though it has been open for more than three calendar years.

We consider a property to have been open for three calendar years as of January 1st of the year following the completion of the third calendar year, and we consider December 31st of the third calendar year to still be within the first three calendar years. In the case of Pearland Town Center, we moved it from the non-stabilized classification to the stabilized classification effective January 1, 2012.
In future filings, beginning with our Form 10-Q for the quarter ending March 31, 2012, we will revise our disclosure to clarify our policy for classifying malls. The following is an example of the revised disclosure we intend to make, which also includes disclosure that is responsive to comment 3 below regarding non-core malls.
“We classify our regional malls into three categories:

(1)	Stabilized malls - Malls that have completed their initial lease-up and have been open for more than three complete calendar years.

(2)
Non-stabilized malls - Malls that are in their initial lease-up phase. After three complete calendar years of operation, they are reclassified on January 1 of the fourth calendar year to the stabilized mall category.

(3)
Non-core malls - Malls where we have determined that the current format of the property no longer represents the best use of the property and we are in the process of evaluating alternative strategies for the property, which may include major redevelopment or an alternative retail or non-retail format.

Our non-stabilized malls as of December 31, 2011 were Pearland Town Center, which opened in July 2008, and The Outlet Shoppes at Oklahoma City, which opened in August 2011. Pearland Town Center was our only non-stabilized mall as of December 31, 2010. Our non-core malls as of December 31, 2011 were Columbia Place, Hickory Hollow Mall, and Towne Mall. We did not have any non-core malls as of December 31, 2010.”

3.	We note that you have three malls that are classified as non-core as of December 31, 2011. Please clarify the criteria used to determine that such properties are non-core.

As of December 31, we classified three malls as non-core: Columbia Place, Hickory Hollow Mall, and Towne Mall. Each of these properties had experienced declining cash flows as a result of property-specific market conditions and, as a result, we determined that the current format of each property no longer represented the best use of the asset. In accordance with the policy described above in our response to comment 2, we have classified each of these properties as non-core while we evaluate alternative strategies to reposition each property in order to maximize the value of our investment in each asset. In future filings, beginning with our Form 10-Q for the quarter ending March 31, 2012, we will clarify our disclosure to include a description of the factors we consider in classifying a property as non-core. An example of the disclosure we anticipate providing is included in our response to comment 2 above.

4.	Related to the comment above, please clarify why the measures Mall Store Sales per Square Foot and Percentage Mall Store GLA Leased are not applicable to the non-core properties.

As noted in our response to comment 3, we are evaluating alternative strategies to reposition the three properties that we have classified as non-core. During this process, we may take steps to maximize the current cash flows of each property such as signing tenants to short-term leases (e.g. leases that are month-to-month or have terms of less than three months), which are not included in our occupancy metrics, and/or leasing to regional or local tenants that typically do not report sales. As a result, we believe that the traditional performance metrics of Mall Store Sales per Square Foot and Percentage Mall Store GLA Leased may not accurately reflect the condition of these properties and, therefore, would not be meaningful to investors. In future filings, beginning with our Form 10-Q for the quarter ending March 31, 2012, we will provide additional disclosure to clarify why we believe these metrics are not applicable for our non-core properties.
Mall Lease Expirations, page 30

5.
We note that approximately 21% of your square footage under lease expires during 2012. In future Exchange Act periodic reports, please expand your disclosure in this section to discuss the relationship between market/current asking rents and leases expected to expire in the next period, as well as the relationship between rents on leases that expired in the current reporting period and rents on executed renewals or new leases.

In future Exchange Act periodic reports that include disclosure of lease expirations, we will expand our disclosure regarding the relationship of rents on expiring leases to current market rents to the extent we have material lease expirations occurring over the next period. With regard to leases that expired in the current reporting period, there is a tabular presentation on page 51 of our Form 10-K that presents both the initial gross rent per square foot and the average gross rent per square foot of executed renewals and new leases compared to the gross rent per square foot that was in effect at the end of the prior lease term. In future Exchange Act periodic reports that include disclosure of lease expirations, we will include a cross-reference to the tabular presentation of the relationship between rents on leases that expired in the current reporting period and rents on executed renewals or new leases presented elsewhere in the filing.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Executive Overview, page 45

6.
In future Exchange Act periodic reports, please disclose your net operating income. Please also disclose how you determine the properties that fall within the “same center” pool, including also a discussion of any properties that were excluded from the pool that were owned in all periods compared.

Please note that same-center net operating income (“NOI”) is a performance measure we disclose in our Supplemental Financial and Operating Information, which we file with the Commission on Form 8-K, and which is used in the management of our business. In accordance with Item 10(e) of Regulation S-K, we will disclose same-center NOI in future Exchange Act periodic reports, beginning with our Form 10-Q for the quarter ending March 31, 2012, including a reconciliation to the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles (“GAAP”) and an explanation disclosing to investors why we believe same-center NOI is a useful non-GAAP measure. We propose to include the disclosure of same-center NOI in the Results of Operations section of our Management's Discussion and Analysis rather than in the Executive Overview.
We include a property in the same-center pool when we owned all or a portion of the property as of the reporting date and we either owned it or it has been in operation for both the entire preceding calendar year and the current year-to-date reporting period. The only properties that are excluded from the same-center pool that otherwise would meet these criteria are non-core properties and properties that are included in discontinued operations because we have classified them as held for sale. In future filings, we will include in our disclosure of same-center NOI our criteria for including a property in the same-center pool and specifically identify any properties that have been excluded from the same-center pool for all periods presented.
Results of Operations
Operational Review, page 50

7.
We note your disclosure of average annual base rents per square foot on page 51. In future Exchange Act periodic reports, please include the impact of tenant concessions and tenant expense reimbursements in your disclosed average rent metrics.

The average annual base rents per square foot in the table on page 51 are based on the contractual terms of the leases in effect as of the reporting date and, therefore, include the impact of any concessions. However, tenant concessions that reduce minimum rents have been less than 1.0% of minimum rents in both 2010 and 2011. Based on this percentage, we believe that the impact of tenant concessions have historically not been, and based on current expectations are not anticipated to be, material in relation to minimum rent. Therefore, we respectfully suggest that the additional disclosure that you have requested will not provide material new information and, accordingly, do not propose to provide such disclosure. We will, however, provide disclosure in applicable future Exchange Act periodic reports, beginning with our Form 10-Q for the quarter ending March 31, 2012, clarifying that our average annual base rents metric is based on contractual rents in effect as of the reporting date, including the impact of rent concessions.
Tenant expense reimbursements are not included in, and accordingly do not impact the calculation of our disclosed average annual base rents per square foot metric. Tenant expense reimbursements are included in the line item “Tenant Reimbursements” on our Consolidated Statement of Operations. Therefore, we respectfully suggest that an additional disclosure correlating tenant expense reimbursements to our average base rent metrics would not provide material new information to investors and as such we do not propose to provide such disclosure.

8.
In future Exchange Act periodic reports, please expand your discussion of leasing results for the most recent reporting period to include disclosure of the volume of new and renewed leases for your entire portfolio. Please include in such disclosure a discussion of average rents, and, as applicable, average tenant improvement costs, leasing commissions and tenant concessions. Please provide such disclosure on a square footage basis.

We will expand our disclosure in future Exchange Act periodic reports, beginning with our Form 10-Q for the quarter ending March 31, 2012, to include disclosure of the volume of new and renewed leases for our entire portfolio. In reference to the second part of the Staff's comment, we do not track data related to average tenant improvement costs, leasing commissions and tenant concessions on a per square foot basis for leases that are either over 10,000 square feet or are considered to be on a non-comparable space basis because this information is not used by management in analyzing leasing results. As a result, we respectfully propose not to provide such disclosure.
Capital Expenditures, page 57

9.
In future filings, please revise to include an analysis of your capital expenditures by disclosing total capital expenditures for new development, redevelopment/ renovations, and other capital expenditures by year. Disclose the types and amounts of other capital expenditures including interest, payroll, and other G&A. In addition, please provide a narrative discussion of significant changes in capital expenditures from year to year and expectations for the future.

We will disclose in future periodic Exchange Act filings, beginning with our Form 10-Q for the quarter ending March 31, 2012, an analysis of capital expenditures for new development, redevelopment/renovations, and other capital expenditures by year, including components of other capital expenditures. Additionally, we will expand our disclosure to include a narrative discussion of significant changes and future expectations related to capital expenditures.
Consolidated Statement of Cash Flows, page 78

10.
It appears that you have included acquisitions of properties and capital expenditures on one line item in the investing section of the cash flow statement. In future filings please present these as separate line items within investing activities due to their significance.

In future filings, beginning with our Form 10-Q for the quarter ending March 31, 2012, we will present acquisitions of properties and capital expenditures as separate line items within the investing section of the cash flow statement.
In connection with these responses, the Company acknowledges that:

▪	it is responsible for the adequacy and accuracy of the disclosure in the filings;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this letter, please do not hesitate to contact the undersigned or Andy Cobb in my absence at (423) 855-0001.
Sincerely,
CBL & ASSOCIATES PROPERTIES, INC.

_/s/ John N. Foy_________________
John N. Foy
Vice Chairman of the Board,
Chief Financial Officer and Treasurer